June 26, 2009

Mr. Michael Volley

Staff Accountant

Financial Services Group

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Discover Financial Services

Form 10-K for the fiscal year ended November 30, 2008

Form 10-Q for the period ended February 28, 2009

Form 8-K filed June 18, 2009

File No. 001-33378

Dear Mr. Volley:

Discover Financial Services (the “Company”) is pleased to respond to your letters dated June 18, 2009 and June 23, 2009. As discussed with you by telephone, we have combined our responses to both letters into this one reply. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and the headings used in your letter. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Form 10-K for the period ended November 30, 2008

Item 8. Financial Statements and Supplementary Data

Note 22. Litigation, page 132

1.	We note your response to prior comments 1 in our letter dated May 7, 2009. We continue to evaluate your response, and will address your response in a supplemental comment letter.

Our response to your subsequent letter dated June 23, 2009 is included below, beginning on page 3 of this letter.

Form 8-K filed June 18, 2009

2.	We note your presentations of “Total Tangible Common Equity,” “Tangible Common Equity / Total Owned Assets” and “Tangible Common Equity per share” in Exhibits 99.1 and 99.2 to this Form 8-K. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(c) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

a.	To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

b.	To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

c.	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

The Company acknowledges your comment and will comply with this comment in its future filings. We have modified our disclosures from our Form 8-K filed on June 18, 2009 to illustrate the changes we propose to make in future filings that contain a presentation of Tangible Common Equity (“TCE”) and related measures. We believe that, with the changes described below and displayed in attachments 99.1 and 99.2, the Company’s 8-K will provide added clarity and comply with your comment. Future filings will be adjusted and presented in the manner discussed below and as shown in the revised exhibits attached hereto.

In order to clearly label the ratio as a non-GAAP measure and to fully disclose and reconcile the financial statements, exhibits 99.1 and 99.2 were altered as follows:

•

In exhibit 99.1, a footnote was added to TCE. The footnote states “Tangible common equity (“TCE”), a non-GAAP financial measure, represents common equity less goodwill and intangibles. Other financial services companies may use TCE and definitions of the term vary. For a reconciliation of TCE to common equity, a GAAP financial measure, and a discussion a why TCE is a meaningful measure, see financial supplement.” Additionally, we added GAAP common equity as a percentage of managed assets.

•

In exhibit 99.2, a reconciliation to common equity, the most closely aligned GAAP financial measure, is now presented. Common equity has also been added to the GAAP Basis and Managed Basis tables to enhance the understanding of the equivalent GAAP ratio.

•

In exhibit 99.2, as TCE is a non-GAAP financial measure, all metrics relating to TCE were removed from the GAAP Basis reporting pages. On the Managed Basis reporting pages, a footnote was again added to TCE and TCE / Total Managed Assets. The footnote reads “Tangible common equity (“TCE”), a non-GAAP financial measure, represents common equity less goodwill and intangibles. The Company believes TCE is a more meaningful valuation to investors of the net asset value of the Company. For corresponding reconciliation of TCE to a GAAP financial measure, see the reconciliation of GAAP to managed data.”

•

In exhibit 99.2, we also added a statement to the page describing reconciliation as follows: “Tangible common equity (“TCE”), a non-GAAP financial measure, represents common equity less goodwill and intangibles. A reconciliation of TCE to common equity, a GAAP financial measure, is shown on the page that follows. Other financial services companies may also use TCE and definitions may vary, so we advise users of this information to exercise caution in comparing TCE of different companies. TCE and TCE as a percentage of managed assets are included because management believes that common equity excluding goodwill and intangibles is a more meaningful valuation to investors of the true net asset value of the company.”

We believe the above changes will satisfy the requirements stated in the letter dated June 18, 2009 and the corresponding SEC rules and regulations.

* * * * *

Form 10-K for the period ended November 30, 2008

Item 8. Financial Statements and Supplementary Data

Note 22. Litigation, page 132

1.	We note your response to prior comment 1 in our letter dated May 7, 2009. Please tell us how you measured the dividend payable to Morgan Stanley at November 30, 2008, February 28, 2009 and May 31, 2009. Please provide us the detailed calculation as of each date with a description of all the amounts included referencing the applicable portions of the Special Dividend Agreement. In your response, tell us how you considered the expected settlement amount from Visa at each date and how you considered the guidance in paragraph 8 of SFAS 5 given your disclosure in your Form 10-Q for the period ended February 28, 2009 that you “expect to earn $472 million” from Visa in each of the remaining three quarters of 2009.

Details of dividend payable calculations

The table below explains the measurement of the dividend payable to Morgan Stanley as of November 30, 2008, February 28, 2009 and May 31, 2009 pursuant to the terms of the special dividend agreement:

Discover Financial Services (“DFS”)

Settlement Proceeds

($ in millions)	11/30/2008	2/28/2009	5/31/2009
Settlement - MasterCard	$863.6	$—	$—
Settlement - Visa		474.8	472.7
Less Amounts Retained by DFS:
Taxes to be paid by DFS (1)	305.7	188.8	188.8
Expenses incurred by DFS (2)	57.0	—	1.1
Retained by DFS (2)	27.9	286.0	242.6

Special Dividend - Morgan Stanley (2)	$473.0	$—	$40.2

Notes to table

•

The Company entered into an agreement with Morgan Stanley at the time of our spin-off to give the Company sole control over the prosecution and settlement of the litigation and to determine how proceeds from the litigation would be shared. The Company has notified Morgan Stanley that it breached the agreement and the amount due to Morgan Stanley, if any, is a matter of dispute. The dispute is a subject of litigation between the parties.

(1)	“Applicable Tax Amount” means, with respect to any amount of Proceeds payable to Morgan Stanley, the product of (i) such amount and (ii) the hypothetical highest marginal rate of federal, state and local income tax applicable to Discover and its Affiliates with respect to such Proceeds in the taxable year in which such Proceeds are required to be taken into account by Discover for tax purposes. For the avoidance of doubt, the hypothetical highest marginal rate referred to in clause (ii) above shall be determined (x) based on Discover’s state and local income tax rate after taking into account the effect of applicable allocation and apportionment rules and (y) taking into account the deductibility of state and local income taxes for federal tax purposes.
(2)	The following are excerpts from Schedule 2 (Special Dividend) of the Separation and Distribution Agreement, dated June 29, 2007:

(c) All Proceeds received by Discover or any of its Affiliates shall be applied as follows:

(i) first, all such Proceeds shall be retained by Discover until Discover shall have retained an amount equal to all Expenses incurred by Discover ;

(ii) second, the next $700 million of such Proceeds (any unpaid portion thereof to be increased at an annual rate of 6% from the date of the Distribution until paid in full) shall be paid to Morgan Stanley (net of the Applicable Tax Amount in respect of such Proceeds);

(iii) third, the next $800 million of such Proceeds shall be retained by Discover;

(iv) thereafter, any such Proceeds shall be shared equally by the parties, so that 50% of any such Proceeds shall be paid to Morgan Stanley (net of the Applicable Tax Amount in respect of such share of such Proceeds) and 50% of any such Proceeds shall be retained by Discover; provided that (x) the Proceeds in respect of which Morgan Stanley shall receive payments under this subsection (c) in connection with any Resolution shall not exceed the Allocable Portion of such Proceeds, and (y) the Proceeds in respect of which Morgan Stanley shall receive payments under this subsection (c) in connection with all Resolutions shall not exceed $1.5 billion in the aggregate.

Amounts expected to be earned from Visa

Paragraph 8(a) of FASB Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”) prescribes recognition of the liability when such liability “had been incurred at the date of the financial statements” without regard to the probability of it being incurred in periods after the date of the financial statements. The recognition of the dividend payable is triggered when the associated settlement income from Visa is earned. Since the quarterly payments are contingent upon meeting certain transaction volume targets within specific time periods, a dividend liability, the amount of which is determined as a result of earning each such payment from Visa, is only incurred with respect to settlement amounts for which the income recognition criteria have been met.1 If the Company fails to earn the payment from Visa in a given quarter, it will not incur a dividend liability associated with such potential payment nor will any settlement gain be recognized by the Company from such potential payment. Because receipt of each quarter’s Visa payment is dependent on transaction volumes accumulated in that quarter, the income can not be earned (and thus the associated dividend liability can not be incurred) before such quarterly period.

In future filings beginning with our Form 10-Q for the period ended May 31, 2009, we will clarify our disclosures to state that we have incurred an obligation to accrue amounts pursuant to the special dividend agreement with respect to settlement proceeds from Visa only to the extent that we have already earned and received such proceeds pursuant to the terms of the settlement agreement with Visa as of the balance sheet date.

2.	We note your response to prior comment 1 in our letter dated May 7, 2009. You state that on June 19, 2007 you declared a special dividend to the sole record holder of common stock on that date. The special dividend consisted of the right to receive a portion of any proceeds from the resolution of litigation against Visa and MasterCard. The contractual dividend requirement for a specified set of common stockholders appears to represent a class of common stock with different dividend rates from those of other common stockholders as discussed in paragraph 60b of SFAS 128. This would result in using the two-class method for computing EPS. Please tell us how you considered whether your facts and circumstances were consistent with using the two-class method for computing EPS.

Scope of the two-class method

We considered the facts and circumstances of the special dividend distributed to Morgan Stanley and our analysis led us to conclude that the special dividend agreement’s unique fact pattern is not expressly covered by the types of arrangements described in FASB Statement of Financial Accounting Standards No. 128, Earnings per Share (“SFAS 128”) nor within EITF Issue No. 03-6 Participating Securities and the Two-Class Method under FASB Statement No. 128 (“EITF 03-6”) to which the two-class method for computing EPS applies. As you have noted, paragraph 60(b) of SFAS 128 identifies “a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights” as one such arrangement. In contrast, rather than

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Under the recognition criteria defined in SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), we can not recognize the expected Visa payments associated with future periods until we have earned such amounts. Under the terms of the settlement, we earn quarterly payments based on the accumulation of specified levels of transaction volume during each such defined future period.

having the concurrent existence of two classes of common stock, the Company’s situation involves past and present stockholders of a single class of stock (Morgan Stanley distributed 100% of the Company’s common stock to Morgan Stanley stockholders on June 30, 2007) and the special dividend declared and distributed to the Company’s former sole stockholder. We have concluded the Company’s fact pattern is not consistent with either of the situations described in paragraph 60 of SFAS 128, to which the two-class method applies.

In forming our conclusion, we considered the fact that the special dividend the Company distributed to Morgan Stanley on June 19, 2007, while Morgan Stanley was the sole holder of the Company’s common stock, does not expressly meet the definition of a security as that term is defined in SFAS 128 or in FASB Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). SFAS 128 defines security as:

“The evidence of debt or ownership or a related right. For purposes of this Statement, it includes options and warrants as well as debt and stock.”

Given the ambiguity of the above definition, we also considered the definition of security in SFAS 115, which is more descriptive. That definition is as follows:

“A share, participation, or other interest in property or in an enterprise of the issuer or an obligation of the issuer that (a) either is represented by an instrument issued in bearer or registered form or, if not represented by an instrument, is registered in books maintained to record transfers by or on behalf of the issuer, (b) is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment, and (c) either is one of a class or series or by its terms is divisible into a class or series of shares, participations, interests, or obligations.”

Based on these definitions, we concluded that the special dividend distributed to Morgan Stanley on June 19, 2007 does not expressly constitute a security, for which the two-class method applies when there are multiple classes of common stock or when there are other securities that participate in dividends with common stock. As neither of these descriptions is consistent with the Company’s fact pattern, our analysis led us to conclude that the computation of EPS using the two-class method was not applicable in this unique situation.

EITF 03-6

We acknowledge however that there is ambiguity in the definition of a security as presented in our fact pattern and the unique nature of the special dividend may be subject to interpretation. For that reason we also considered the terms of the arrangement in determining whether a participation feature, if we had concluded that one existed, would indeed result in a two-class method of presentation. Specifically, we focused on whether the specified rights of the instrument are both objectively determinable and nondiscretionary. In concluding that application of the two-class method was not appropriate in the Company’s situation, we considered whether Morgan Stanley’s right to a distribution as a result of the Company’s receipt of settlement proceeds from Visa and MasterCard is nondiscretionary. Based on the consensus in Issue 3 of EITF 03-6, the two-class method would not apply if the terms of a participating security do not specify “objectively determinable, nondiscretionary participation rights.” We have concluded that we retain sufficient discretion in the manner in which the dividend is to be paid, the timing of the payment and conditions surrounding the amount and determination of whether the conditions are precedent for payment. We have concluded that the discretion the Company maintains over any participating feature would preclude the use of a two-class method. We have now exercised that discretion over the dividend which is now the subject of litigation between the parties, as referenced in our letters to the Staff dated April 1, 2009 and May 21, 2009.

Application by analogy

As mentioned above, as we believe the Company’s situation is not expressly addressed by the authoritative guidance for participating securities and the two-class method, we considered whether the substance of the Company’s fact pattern warranted application of the two-class method by analogy. In considering whether the two-class method should be applied by analogy, we considered an announcement by the SEC Observer2 concerning the evaluation of situations not specifically covered in the authoritative standard. This announcement, found in Appendix F of SFAS 128, provides the following “general principle that must be considered in analyzing new securities in order to reflect the most appropriate EPS presentation.” That general principle is that “securities that enable the holder to participate with common stockholders in dividends over a significant period of time should be reflected in EPS using the two-class method if that method is more dilutive than other methods” [emphasis added]. Since the settlement giving rise to payments pursuant to the special dividend is a one-time, non-recurring event, the resulting dividend is similarly non-recurring in nature and does not extend over a significant period of time. Accordingly, we concluded that the two-class method is not applicable by analogy, as this condition is not part of the Company’s fact pattern.

Meaningful financial information

Finally, we believe it is important to recognize that the allocable income in question – the antitrust litigation settlement proceeds – is a special, non-recurring component of income that is not associated with the fundamental performance of the Company. Application of the two-class method would only remove from EPS the impact of the special dividend, not the entire amount of settlement proceeds, as the dividend represents only a portion of the settlement income. This adjustment would not be especially meaningful to analysts and investors, who certainly would have already disregarded the impact of the entire amount of recognized settlement income in assessing the Company’s financial performance. Moreover, application of the two-class computation could easily lead to confusion if a reader of the financial statements reversed out from reported EPS the impact of the entire settlement income, since a portion of it would have already been removed through the two-class allocation. For these reasons, we believe application of the two-step method would not enhance the meaningfulness of the Company’s EPS disclosure.

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See SFAS 128, Appendix F (p. FAS128-58) concerning changes to or continuation of authoritative guidance contained in EITF Topic No. D-15 Earnings-per-Share Presentation for Securities Not Specifically Covered by APB Opinion No. 15.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/s/ ROY A. GUTHRIE
Roy A. Guthrie
Executive Vice President and
Chief Financial Officer

cc:	Mr. Michael R. Clampitt, Securities and Exchange Commission

Ms. Brittany Ebbert, Securities and Exchange Commission

Mr. Todd Schiffman, Securities and Exchange Commission

Mr. John S. England, Deloitte & Touche LLP

DISCOVER FINANCIAL SERVICES REPORTS SECOND QUARTER RESULTS:

NET INCOME OF $226 MILLION AND EARNINGS PER SHARE OF $0.43

Riverwoods, IL, June 18, 2009 - Discover Financial Services (NYSE: DFS) today reported results for the quarter ended May 31, 2009, as follows:

	Continuing Operations		Discontinued Operations	Net Income
	Earnings	Diluted EPS	Earnings	Earnings	Diluted EPS
	(millions)		(millions)	(millions)
2Q09	$226	$0.43	—	$226	$0.43
2Q08	$202	$0.42	$33	$234	$0.48

Net income for the second quarter of 2009 was $226 million, up $24 million from the second quarter of 2008. Net income for the second quarter of 2009 includes approximately $295 million (after-tax) related to the Visa/MasterCard antitrust litigation settlement.

Highlights

•	Managed loans of $51 billion were essentially unchanged from the prior quarter and up 7% from the prior year; Discover Card sales volume declined 4% from the prior year to $21 billion.

•	Managed net yield on loan receivables rose to 9.26%, an increase of 15 basis points from the prior quarter and 69 basis points from the prior year.

•	The second-quarter managed net charge-off rate was 7.79% and the managed over 30 days delinquency rate was 5.08%. The company added $108 million to reserves in excess of charge-offs.

•	Total deposits grew 18% from the prior year to $29 billion, including $8 billion of deposit balances originated through direct-to-consumer and affinity relationships.

•	Third-Party Payments segment volume grew 25% from the prior year to $37 billion, including $6 billion of Diners Club International volume.

•	Expenses, which included a $20 million charge related to reduction in workforce, were down 8% from the prior year.

•	Tangible common equity,[1] a non-GAAP financial measure, as a percentage of managed assets was 9.0%. GAAP common equity as a percentage of managed assets was 9.7%.

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Tangible common equity (“TCE”), a non-GAAP financial measure, represents common equity less goodwill and intangibles. Other financial services companies may use TCE and definitions of the term vary. For a reconciliation of TCE to common equity, a GAAP financial measure, and a discussion a why TCE is a meaningful measure, see financial supplement.

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“While the rise in unemployment continued to have a significant impact on our financial results, I am pleased with our strong relative performance in both credit management and sales volumes,” said David Nelms, chairman and chief executive officer of Discover Financial Services. “We continue to focus on reducing expenses and maintaining a strong capital position as we manage through these challenging times.”

Segment Results (Managed Basis):

U.S. Card

Managed loans ended the quarter at $51 billion, essentially unchanged from the prior quarter and up 7% from the prior year, reflecting lower cardmember payments and growth in both personal and student loans, partially offset by decreased consumer spending. Sales volume decreased 4% versus the second quarter of 2008, reflecting lower gas prices and a general decline in consumer spending.

Pretax income was $388 million in the second quarter of 2009 as compared to $309 million for the second quarter of 2008.

Net yield on loan receivables rose to 9.26%, an increase of 15 basis points from the prior quarter, and 70 basis points from the prior year. The increase from the prior year reflects lower cost of funds, accretion of balance transfer fees and an increase in revolving balances, partially offset by higher interest charge-offs and lower yields on variable rate assets. The second quarter of 2009 includes a $16 million charge related to an industry-wide FDIC special assessment which had the effect of reducing net yield by 12 basis points.

The over 30 days delinquency rate on managed loans was 5.08%, down 17 basis points from the first quarter of 2009, reflecting seasonal trends and up 127 basis points from the prior year due primarily to higher levels of unemployment and the economic downturn. The managed net charge-off rate increased to 7.79% for the second quarter of 2009, up 131 basis points and 280 basis points from the prior quarter and the prior year, respectively. The managed net charge-off rate for the third quarter of 2009 is expected to be between 8.5% and 9%.

Provision for loan losses increased $530 million, or 91%, from the prior year due to higher net charge-offs and the addition of $108 million in loan loss reserves in excess of charge-offs in the quarter. The addition in excess of charge-offs was due to an increase in reserve rate to 7.24%, reflecting higher anticipated charge-offs, partially offset by lower on-balance sheet loans.

Other income increased $380 million, or 83%, from the prior year, including $473 million related to the Visa/MasterCard antitrust litigation settlement. This was partially offset by a $93 million charge related to the estimated fair value of the interest only strip receivable, $49 million higher than a year ago. Other income also reflected lower fee revenues and a decline in merchant revenue reflecting lower sales volumes. As previously disclosed, the second quarter of 2008 also included a $31 million impairment charge related to an investment.

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Expenses decreased $57 million, or 10%, from the prior year, principally due to lower marketing spending and a decrease in compensation and other costs. The second quarter of 2009 includes a $20 million charge related to a reduction in force.

Third-Party Payments

The Third-Party Payments segment transaction volume was $37 billion, up 25% from the prior year, reflecting the addition of Diners Club International volume of $6 billion, as well as a 5% increase in volume on the PULSE network.

Pretax income of $27 million was up $10 million from the second quarter of 2008. Revenues increased $21 million, reflecting the acquisition of Diners Club International in June 2008, as well as increased transaction volume and fees. Expenses increased $11 million, reflecting the Diners Club acquisition and integration.

Effective Tax Rate

The company’s effective tax rate for the second quarter of 2009 includes $31 million of adjustments to tax expense mainly from the write-off of a deferred tax asset resulting from sale of the Goldfish business in the second quarter of 2008.

Dividends

The company’s board declared a cash dividend of $0.02 per share, payable on July 22, 2009, to stockholders of record at the close of business on July 1, 2009.

Preferred dividends of $13 million (an impact of approximately $.03 per share ) were accrued in the second quarter of 2009 related to shares of preferred stock issued in March 2009 under the U.S. Treasury Capital Purchase Program. These preferred dividends are a component of net income available to common stockholders and earnings per share.

Conference Call and Webcast Information

The company will host a conference call to discuss its second quarter results on Thursday, June 18, 2009, at 10 a.m. Central time. Interested parties can listen to the conference call via a live audio webcast at http://investorrelations.discoverfinancial.com.

About Discover Financial Services

Discover Financial Services (NYSE: DFS) is a leading credit card issuer and electronic payment services company with one of the most recognized brands in U.S. financial services. Since its inception in 1986, the company has become one of the largest card issuers in the United States. The company operates the Discover Card, America’s cash rewards pioneer, and offers student and personal

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loans, as well as savings products such as certificates of deposit and money market accounts. Its payments businesses consist of the Discover Network, with millions of merchant and cash access locations; PULSE, one of the nation’s leading ATM/debit networks; and Diners Club International, a global payments network with acceptance in 185 countries and territories. For more information, visit www.discoverfinancial.com.

Contacts:

Investors:

Craig Streem, 224-405-3575

craigstreem@discover.com

Media:

Leslie Sutton, 224-405-3965

lesliesutton@discover.com

A financial summary follows. Financial, statistical, and business related information, as well as information regarding business and segment trends, is included in the Financial Supplement. Both the earnings release and the Financial Supplement are available online in the Investor Relations section at www.discoverfinancial.com.

Financial information presented on a managed basis assumes that loans that have been securitized were not sold and presents financial information regarding these loans in a manner similar to the presentation of financial information regarding loans that have not been sold. Management believes it is useful for investors to consider the credit performance of the entire managed loan portfolio to understand the quality of loan originations and the related credit risks inherent in the owned portfolio and retained interests in securitization. For more information, and a detailed reconciliation, please refer to the schedule titled “Reconciliation of GAAP to Managed Data” attached to this press release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Discover Financial Services’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. These forward-looking statements speak only as of the date of this press release, and there is no undertaking to update or revise them as more information becomes available. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the actions and initiatives of current and potential competitors; our ability to manage credit risks and securitize our receivables at acceptable rates and under sale accounting treatment; changes in economic variables, such as the availability of consumer credit, the housing market, energy costs, the number and size of personal bankruptcy filings, the rate of unemployment and the levels of consumer confidence and consumer debt; the level and volatility of equity prices, commodity prices and interest rates, currency values, investments, other market fluctuations and other market indices; the availability and cost of funding and capital; access to U.S. equity, debt and deposit markets; the ability to manage our liquidity risk; losses in our investment portfolio; the ability to increase or sustain Discover Card usage or attract new cardmembers and introduce new products or services; our ability to attract new merchants and maintain relationships with current merchants; our ability to successfully achieve interoperability among our networks and maintain relationships with network participants; material security breaches of key systems; unforeseen and catastrophic events; our reputation; the potential effects of technological changes; the effect of political, economic and market conditions and geopolitical events; unanticipated developments relating to lawsuits, investigations or similar matters; the impact of current, pending and future legislation, regulation and regulatory and legal actions, including new laws limiting or modifying certain credit card practices and legislation related to government programs to stabilize the financial markets; our ability to attract and retain employees; the ability to protect our intellectual property; the impact of any potential future acquisitions; investor sentiment; resolution of our dispute with Morgan Stanley; and the restrictions on our operations resulting from financing transactions.

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Additional factors that could cause Discover Financial Services’ results to differ materially from those described in the forward-looking statements can be found under “Part I. Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended November 30, 2008 and under “Part II. Item 1A. Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009, which are filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).

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Discover Financial Services

GAAP Basis

(unaudited, dollars in thousands, except per share statistics)

	Quarter Ended					May 31, 2009			Six Months Ended
	May 31, 2009	Feb 28, 2009	Nov 30, 2008	Aug 31, 2008	May 31, 2008	vs May 31, 2008			May 31, 2009	May 31, 2008	2009 vs 2008
Earnings Summary
Interest Income	$857,984	$815,793	$736,006	$681,692	$612,063	$245,921		40%	$1,673,777	$1,274,865	$398,912		31%
Interest Expense	320,005	312,720	329,672	305,643	313,248	6,757		2%	632,725	652,689	(19,964)		(3)%

Net Interest Income	537,979	503,073	406,334	376,049	298,815	239,164		80%	1,041,052	622,176	418,876		67%
Other Income [1]	1,081,120	1,189,956	1,568,901	875,121	844,892	236,228		28%	2,271,076	1,820,436	450,640		25%

Revenue Net of Interest Expense	1,619,099	1,693,029	1,975,235	1,251,170	1,143,707	475,392		42%	3,312,128	2,442,612	869,516		36%
Provision for Loan Losses	643,861	937,813	714,176	364,838	210,969	432,892		NM	1,581,674	516,601	1,065,073		NM
Employee Compensation and Benefits	208,151	219,488	187,306	222,426	218,290	(10,139)		(5)%	427,639	435,660	(8,021)		(2)%
Marketing and Business Development	102,922	111,433	119,382	137,928	132,038	(29,116)		(22)%	214,355	273,591	(59,236)		(22)%
Information Processing & Communications	74,441	74,897	81,543	76,675	79,449	(5,008)		(6)%	149,338	157,725	(8,387)		(5)%
Professional Fees	74,550	70,123	111,645	82,775	81,392	(6,842)		(8)%	144,673	155,064	(10,391)		(7)%
Premises and Equipment	18,223	18,072	20,676	20,274	19,803	(1,580)		(8)%	36,295	39,444	(3,149)		(8)%
Other Expense	82,341	65,110	73,530	72,469	75,853	6,488		9%	147,451	147,684	(233)		(0)%

Total Other Expense	560,628	559,123	594,082	612,547	606,825	(46,197)		(8)%	1,119,751	1,209,168	(89,417)		(7)%

Income (Loss) Before Income Taxes [1]	414,610	196,093	666,977	273,785	325,913	88,697		27%	610,703	716,843	(106,140)		(15)%
Tax Expense	188,810	75,699	223,336	94,885	124,370	64,440		52%	264,509	276,471	(11,962)		(4)%

Income From Continuing Operations [1]	225,800	120,394	443,641	178,900	201,543	24,257		12%	346,194	440,372	(94,178)		(21)%
Discontinued Operations, Net of Tax [2]	0	0	(11,306)	1,153	32,605	(32,605)		(100)%	0	(125,010)	125,010		100%

Net Income (Loss) [1,2]	$225,800	$120,394	$432,335	$180,053	$234,148	$(8,348)		(4)%	$346,194	$315,362	$30,832		10%

Net Income (Loss) Available to Common Stockholders [1,2,3]	$209,246	$120,394	$432,335	$180,053	$234,148	$(24,902)		(11)%	$329,640	$315,362	$14,278		5%

Effective Tax Rate From Continuing Operations	45.5%	38.6%	33.5%	34.7%	38.2%				43.3%	38.6%
Balance Sheet Statistics [4]
Total Assets	$41,518,288	$40,606,518	$39,892,382	$37,283,548	$34,020,245	$7,498,043		22%	$41,518,288	$34,020,245	$7,498,043		22%
Total Equity	$7,415,640	$5,999,351	$5,915,823	$6,000,393	$5,849,691	$1,565,949		27%	$7,415,640	$5,849,691	$1,565,949		27%
Total Common Equity	$6,263,662	$5,999,351	$5,915,823	$6,000,393	$5,849,691	$413,971		7%	$6,263,662	$5,849,691	$413,971		7%
ROE [1,2]	12%	8%	29%	12%	16%				10%	11%
ROE from Continuing Operations [1]	12%	8%	30%	12%	14%				10%	15%

Allowance for Loan Loss (period end)	$1,986,473	$1,878,942	$1,374,585	$959,769	$846,775	$1,139,698		135%	$1,986,473	$846,775	$1,139,698		135%
Change in Loan Loss Reserves	$107,531	$504,357	$414,816	$112,994	$(13,603)	$121,134		NM	$611,888	$86,850	$525,038		NM
Reserve Rate	7.24%	6.70%	5.45%	4.41%	4.28%	296	bps		7.24%	4.28%	296	bps
Interest-only Strip Receivable (period end)	$94,670	$198,536	$300,120	$408,649	$447,994	$(353,324)		(79)%	$94,670	$447,994	$(353,324)		(79)%
Net Revaluation of Retained Interests	$(92,954)	$(98,242)	$(116,335)	$(33,513)	$(44,473)	$(48,481)		109%	$(191,196)	$30,524	$(221,720)		NM

Per Share Statistics
Basic EPS [1,2,5]	$0.43	$0.25	$0.90	$0.38	$0.49	$(0.06)		(12)%	$0.69	$0.66	$0.03		5%
Basic EPS from Continuing Operations [1,5]	$0.43	$0.25	$0.92	$0.38	$0.42	$0.01		2%	$0.69	$0.92	$(0.23)		(25)%
Diluted EPS [1,2,5]	$0.43	$0.25	$0.89	$0.37	$0.48	$(0.05)		(10)%	$0.68	$0.65	$0.03		5%
Diluted EPS from Continuing Operations [1,5]	$0.43	$0.25	$0.92	$0.37	$0.42	$0.01		2%	$0.68	$0.91	$(0.23)		(25)%
Common Stock Price (period end)	$9.56	$5.73	$10.23	$16.45	$17.15	$(7.59)		(44)%	$9.56	$17.15	$(7.59)		(44)%
Book Value	$15.40	$12.46	$12.32	$12.51	$12.20	$3.20		26%	$15.40	$12.20	$3.20		26%
Ending Common Shares Outstanding (000’s)	481,676	481,459	479,987	479,764	479,346	2,330		0%	481,676	479,346	2,330		0%
Weighted Average Common Shares Outstanding (000’s)	481,636	480,497	479,931	479,618	479,270	2,366		0%	481,092	478,896	2,196		0%
Weighted Average Common Shares Outstanding (fully diluted) (000’s)	484,965	485,043	484,558	484,128	483,753	1,212		0%	484,998	482,735	2,263		0%
Loan Receivables [4]
Total Loans - Owned	$27,441,514	$28,034,208	$25,216,611	$21,767,483	$20,502,063	$6,939,451		34%	$27,441,514	$20,502,063	$6,939,451		34%
Average Total Loans - Owned	$28,257,484	$27,733,143	$22,945,494	$21,053,804	$19,890,330	$8,367,154		42%	$27,998,194	$20,702,505	$7,295,689		35%

Interest Yield	11.54%	11.24%	11.36%	11.41%	10.40%	114	bps		11.39%	10.37%	102	bps
Net Principal Charge-off Rate	7.53%	6.34%	5.25%	4.76%	4.49%	304	bps		6.95%	4.15%	280	bps
Delinquency Rate (over 30 days)	4.87%	5.04%	4.35%	3.58%	3.54%	133	bps		4.87%	3.54%	133	bps
Delinquency Rate (over 90 days)	2.60%	2.57%	2.06%	1.73%	1.81%	79	bps		2.60%	1.81%	79	bps

Transactions Processed on Networks (000’s)
Discover Network	366,315	369,647	377,356	388,504	370,596	(4,281)		(1)%	735,962	749,508	(13,546)		(2)%
PULSE Network	762,175	686,527	644,045	713,791	703,404	58,771		8%	1,448,702	1,324,476	124,226		9%

Total	1,128,490	1,056,174	1,021,401	1,102,295	1,074,000	54,490		5%	2,184,664	2,073,984	110,680		5%

Volume
PULSE Network	$29,128,044	$27,454,173	$25,033,235	$28,364,575	$27,830,403	$1,297,641		5%	$56,582,217	$52,614,298	$3,967,919		8%
Third-Party Issuers	1,340,532	1,362,446	1,538,013	1,711,617	1,603,006	(262,474)		(16)%	2,702,978	3,148,949	(445,971)		(14)%
Diners Club International [6]	6,240,604	6,293,574	7,457,893	5,227,795	—	6,240,604		100%	12,534,178	—	12,534,178		100%

Total Third-Party Payments	36,709,180	35,110,193	34,029,141	35,303,987	29,433,409	7,275,771		25%	71,819,373	55,763,247	16,056,126		29%
Discover Network - Proprietary [7]	21,972,596	22,424,367	22,875,272	25,117,321	23,621,519	(1,648,923)		(7)%	44,396,963	47,695,850	(3,298,887)		(7)%

Total	$58,681,776	$57,534,560	$56,904,413	$60,421,308	$53,054,928	$5,626,848		11%	$116,216,336	$103,459,097	$12,757,239		12%

[1]

The quarters ended November 30, 2008, February 28, 2009, and May 31, 2009 include $863 million pre-tax (estimated $535 million after-tax), $475 million pre-tax (estimated $297 million after-tax), and $473 million pre-tax (estimated $295 million after-tax), respectively related to the antitrust settlement.

[2]

The quarter ended May 31, 2008 includes income from discontinued operations, net of tax of $32.6 million consisting of a $21 million gain related to disposition of the Goldfish business and income of $12 million related to the Goldfish business operations. The quarter ended February 29, 2008 includes a loss from discontinued operations, net of tax of $158 million consisting of a $172 million loss related to reflecting the Goldfish business as held for sale and income of $14 million related to the Goldfish business operations.

[3]	Net Income (Loss) available to common stockholders equals net income (loss) less dividends and accretion of discount on preferred shares.
[4]	Based on Continuing Operations except equity and ROE. Equity is based on company’s equity. Equity includes $1.2 billion of preferred stock and $6.2 billion of common equity as of May 31, 2009.
[5]	Earnings per share is based on net income (loss) available to common shareholders.
[6]	Volume is derived from data provided by licensees for Diners Club branded cards issued outside of North America and is subject to subsequent revision or amendment.
[7]	Gross proprietary sales volume on the Discover Network.

Discover Financial Services

Managed Basis 1

(unaudited, dollars in thousands)

	Quarter Ended					May 31, 2009			Six Months Ended
	May 31, 2009	Feb 28, 2009	Nov 30, 2008	Aug 31, 2008	May 31, 2008	vs May 31, 2008			May 31, 2009	May 31, 2008	2009 vs 2008
Earnings Summary
Interest Income	$1,607,452	$1,603,849	$1,682,267	$1,638,250	$1,572,697	$34,755		2%	$3,211,301	$3,225,312	$(14,011)		(0)%
Interest Expense	414,063	438,417	602,450	534,887	550,629	(136,566)		(25)%	852,480	1,219,582	(367,102)		(30)%

Net Interest Income	1,193,389	1,165,432	1,079,817	1,103,363	1,022,068	171,321		17%	2,358,821	2,005,730	353,091		18%
Other Income [2]	893,081	923,457	1,287,213	536,997	492,207	400,874		81%	1,816,538	1,128,886	687,652		61%

Revenue Net of Interest Expense	2,086,470	2,088,889	2,367,030	1,640,360	1,514,275	572,195		38%	4,175,359	3,134,616	1,040,743		33%
Provision for Loan Losses	1,111,232	1,333,673	1,105,971	754,028	581,537	529,695		91%	2,444,905	1,208,605	1,236,300		102%
Employee Compensation and Benefits	208,151	219,488	187,306	222,426	218,290	(10,139)		(5)%	427,639	435,660	(8,021)		(2)%
Marketing and Business Development	102,922	111,433	119,382	137,928	132,038	(29,116)		(22)%	214,355	273,591	(59,236)		(22)%
Information Processing & Communications	74,441	74,897	81,543	76,675	79,449	(5,008)		(6)%	149,338	157,725	(8,387)		(5)%
Professional Fees	74,550	70,123	111,645	82,775	81,392	(6,842)		(8)%	144,673	155,064	(10,391)		(7)%
Premises and Equipment	18,223	18,072	20,676	20,274	19,803	(1,580)		(8)%	36,295	39,444	(3,149)		(8)%
Other Expense	82,341	65,110	73,530	72,469	75,853	6,488		9%	147,451	147,684	(233)		(0)%

Total Other Expense	560,628	559,123	594,082	612,547	606,825	(46,197)		(8)%	1,119,751	1,209,168	(89,417)		(7)%

Income (Loss) Before Income Taxes [2]	414,610	196,093	666,977	273,785	325,913	88,697		27%	610,703	716,843	(106,140)		(15)%
Tax Expense	188,810	75,699	223,336	94,885	124,370	64,440		52%	264,509	276,471	(11,962)		(4)%

Income From Continuing Operations [2]	225,800	120,394	443,641	178,900	201,543	24,257		12%	346,194	440,372	(94,178)		(21)%
Discontinued Operations, Net of Tax [2,3]	0	0	(11,306)	1,153	32,605	(32,605)		(100)%	0	(125,010)	125,010		100%

Net Income (Loss) [2,3]	$225,800	$120,394	$432,335	$180,053	$234,148	$(8,348)		(4)%	$346,194	$315,362	$30,832		10%

Balance Sheet Statistics [4]
Total Assets	$64,846,824	$63,231,657	$65,620,476	$65,632,825	$62,148,577	$2,698,247		4%	$64,846,824	$62,148,577	$2,698,247		4%
Total Equity [5]	$7,415,640	$5,999,351	$5,915,823	$6,000,393	$5,849,691	$1,565,949		27%	$7,415,640	$5,849,691	$1,565,949		27%
Total Common Equity [5]	$6,263,662	$5,999,351	$5,915,823	$6,000,393	$5,849,691	$413,971		7%	$6,263,662	$5,849,691	$413,971		7%
Total Tangible Common Equity [5,6]	$5,808,764	$5,542,532	$5,457,083	$5,539,274	$5,538,240	$270,524		5%	$5,808,764	$5,538,240	$270,524		5%

Total Common Equity/Total Managed Assets [7]	9.7%	9.6%	9.1%	9.2%	9.5%				9.7%	9.5%

Tangible Common Equity/Total Managed Assets [6,8]	9.0%	8.8%	8.4%	8.5%	9.0%				9.0%	9.0%

Net Yield on Loan Receivables	9.26%	9.11%	8.56%	8.95%	8.57%	69	bps		9.19%	8.33%	86	bps
Return on Loan Receivables [2]	1.75%	0.94%	3.52%	1.45%	1.69%	6	bps		1.35%	1.83%	(48	)bps

Loan Receivables [4]
Total Loans - Managed	$51,032,382	$50,888,704	$51,095,278	$50,427,305	$47,841,491	$3,190,891		7%	$51,032,382	$47,841,491	$3,190,891		7%
Average Total Loans - Managed	$51,132,761	$51,877,845	$50,707,090	$49,019,083	$47,472,077	$3,660,684		8%	$51,501,209	$48,163,820	$3,337,389		7%

Managed Interest Yield	12.19%	12.17%	12.65%	12.67%	12.41%	(22	)bps		12.18%	12.56%	(38	)bps
Managed Net Principal Charge-off Rate	7.79%	6.48%	5.48%	5.20%	4.99%	280	bps		7.14%	4.66%	248	bps
Managed Delinquency Rate (over 30 days)	5.08%	5.25%	4.56%	3.85%	3.81%	127	bps		5.08%	3.81%	127	bps
Managed Delinquency Rate (over 90 days)	2.73%	2.69%	2.17%	1.88%	1.96%	77	bps		2.73%	1.96%	77	bps

Total Discover Card Volume	$24,336,751	$23,964,577	$25,318,553	$28,611,680	$25,596,794	$(1,260,043)		(5)%	$48,301,328	$51,803,822	$(3,502,494)		(7)%
Discover Card Sales Volume	$21,494,174	$21,293,757	$22,025,264	$24,601,611	$22,457,651	$(963,477)		(4)%	$42,787,931	$45,612,904	$(2,824,973)		(6)%

Segment - Income Before Income Taxes
U.S. Card	$387,902	$167,167	$646,427	$245,241	$309,123	$78,779		25%	$555,069	$684,526	$(129,457)		(19)%
Third-Party Payments	26,708	28,926	20,550	28,544	16,790	9,918		59%	55,634	32,317	23,317		72%

Total	$414,610	$196,093	$666,977	$273,785	$325,913	$88,697		27%	$610,703	$716,843	$(106,140)		(15)%

[1]

Managed basis assumes loans that have been securitized were not sold and presents earnings and statistical information on these loans in a manner similar to the way loans that have not been sold are presented. See Reconciliation of GAAP to Managed Data schedule.

[2]

The quarters ended November 30, 2008, February 28, 2009, and May 31, 2009 include $863 million pre-tax (estimated $535 million after-tax), $475 million pre-tax (estimated $297 million after-tax), and $473 million pre-tax (estimated $295 million after-tax), respectively related to the antitrust settlement.

[3]

The quarter ended May 31, 2008 includes income from discontinued operations, net of tax of $32.6 million consisting of a $21 million gain related to disposition of the Goldfish business and income of $12 million related to the Goldfish business operations. The quarter ended February 29, 2008 includes a loss from discontinued operations, net of tax of $158 million consisting of a $172 million loss related to reflecting the Goldfish business as held for sale and income of $14 million related to the Goldfish business operations.

[4]	Based on Continuing Operations except equity and ROE. Equity is based on company’s equity. Equity includes $1.2 billion of preferred stock and $6.2 billion of common equity as of May 31, 2009.
[5]	Balance on a GAAP and Managed basis is the same.
[6]

Tangible common equity (“TCE”), a non-GAAP financial measure, represents common equity less goodwill and intangibles. The Company believes TCE is a more meaningful valuation to investors of the net asset value of the Company. For corresponding reconciliation of TCE to a GAAP financial measure, see the reconciliation of GAAP to managed data.

[7]	Represents common equity divided by total assets less goodwill and intangibles.
[8]	Represents common equity less goodwill and intangibles divided by total assets less goodwill and intangibles.

Discover Financial Services

U.S. Card Segment

Managed Basis 1

(unaudited, dollars in thousands)

	Quarter Ended					May 31, 2009 vs May 31, 2008			Six Months Ended
	May 31, 2009	Feb 28, 2009	Nov 30, 2008	Aug 31, 2008	May 31, 2008				May 31, 2009	May 31, 2008	2009 vs 2008
Earnings Summary
Interest Income	$1,607,114	$1,603,362	$1,680,925	$1,637,588	$1,572,164	$34,950		2%	$3,210,476	$3,224,151	$(13,675)		(0)%
Interest Expense	414,002	438,338	602,386	534,870	550,629	(136,627)		(25)%	852,340	1,219,580	(367,240)		(30)%

Net Interest Income	1,193,112	1,165,024	1,078,539	1,102,718	1,021,535	171,577		17%	2,358,136	2,004,571	353,565		18%
Other Income [2]	834,630	863,223	1,234,100	482,311	455,074	379,556		83%	1,697,853	1,057,485	640,368		61%

Revenue Net of Interest Expense	2,027,742	2,028,247	2,312,639	1,585,029	1,476,609	551,133		37%	4,055,989	3,062,056	993,933		32%
Provision for Loan Losses	1,111,232	1,333,673	1,105,971	754,028	581,537	529,695		91%	2,444,905	1,208,605	1,236,300		102%
Total Other Expense	528,608	527,407	560,241	585,760	585,949	(57,341)		(10)%	1,056,015	1,168,925	(112,910)		(10)%

Income (Loss) Before Income Taxes [2]	$387,902	$167,167	$646,427	$245,241	$309,123	$78,779		25%	$555,069	$684,526	$(129,457)		(19)%

Net Yield on Loan Receivables	9.26%	9.11%	8.55%	8.95%	8.56%	70	bps		9.18%	8.32%	86	bps
Pretax Return on Loan Receivables [2]	3.01%	1.31%	5.13%	1.99%	2.59%	42	bps		2.16%	2.84%	(68	)bps

Loan Receivables
Total Loans	$51,032,382	$50,888,704	$51,095,278	$50,427,305	$47,841,491	$3,190,891		7%	$51,032,382	$47,841,491	$3,190,891		7%
Average Total Loans	$51,132,761	$51,877,845	$50,707,090	$49,019,083	$47,472,077	$3,660,684		8%	$51,501,209	$48,163,820	$3,337,389		7%

Managed Interest Yield	12.19%	12.17%	12.65%	12.67%	12.41%	(22	)bps		12.18%	12.56%	(38	)bps
Managed Net Principal Charge-off Rate	7.79%	6.48%	5.48%	5.20%	4.99%	280	bps		7.14%	4.66%	248	bps
Managed Delinquency Rate (over 30 days)	5.08%	5.25%	4.56%	3.85%	3.81%	127	bps		5.08%	3.81%	127	bps
Managed Delinquency Rate (over 90 days)	2.73%	2.69%	2.17%	1.88%	1.96%	77	bps		2.73%	1.96%	77	bps

Credit Card Loans
Credit Card Loans - Managed	$48,903,632	$49,011,177	$49,692,974	$49,348,507	$47,124,842	$1,778,790		4%	$48,903,632	$47,124,842	$1,778,790		4%
Average Credit Card Loans - Managed	$49,108,321	$50,254,235	$49,420,412	$48,168,124	$46,857,480	$2,250,841		5%	$49,674,982	$47,668,191	$2,006,791		4%

Managed Interest Yield	12.37%	12.28%	12.72%	12.70%	12.43%	(6	)bps		12.32%	12.58%	(26	)bps
Managed Net Principal Charge-off Rate	7.99%	6.61%	5.59%	5.28%	5.05%	294	bps		7.30%	4.70%	260	bps
Managed Delinquency Rate (over 30 days)	5.23%	5.41%	4.66%	3.92%	3.85%	138	bps		5.23%	3.85%	138	bps
Managed Delinquency Rate (over 90 days)	2.82%	2.78%	2.22%	1.92%	1.99%	83	bps		2.82%	1.99%	83	bps

Total Discover Card Volume	$24,336,751	$23,964,577	$25,318,553	$28,611,680	$25,596,794	$(1,260,043)		(5)%	$48,301,328	$51,803,822	$(3,502,494)		(7)%
Discover Card Sales Volume	$21,494,174	$21,293,757	$22,025,264	$24,601,611	$22,457,651	$(963,477)		(4)%	$42,787,931	$45,612,904	$(2,824,973)		(6)%

[1]

Managed basis assumes loans that have been securitized were not sold and presents earnings and statistical information on these loans in a manner similar to the way loans that have not been sold are presented. See Reconciliation of GAAP to Managed Data schedule.

[2]

The quarters ended November 30, 2008, February 28, 2009 and May 31, 2009 include $863 million pre-tax (estimated $535 million after-tax), $475 million pre-tax (estimated $297 million after-tax), and $473 million pre-tax ($295 million after-tax), respectively related to the antitrust settlement.

Discover Financial Services

Third-Party Payments Segment

(unaudited, dollars in thousands)

	Quarter Ended					May 31, 2009		Six Months Ended
	May 31, 2009	Feb 28, 2009	Nov 30, 2008	Aug 31, 2008	May 31, 2008	vs May 31, 2008		May 31, 2009	May 31, 2008	2009 vs 2008
Earnings Summary
Interest Income	$338	$487	$1,342	$662	$533	$(195)	(37)%	$825	$1,161	$(336)	(29)%
Interest Expense	61	79	64	17	—	61	NM	140	2	138	NM

Net Interest Income	277	408	1,278	645	533	(256)	(48)%	685	1,159	(474)	(41)%
Other Income	58,451	60,234	53,113	54,686	37,133	21,318	57%	118,685	71,401	47,284	66%

Revenue Net of Interest Expense	58,728	60,642	54,391	55,331	37,666	21,062	56%	119,370	72,560	46,810	65%
Provision for Loan Losses	—	—	—	—	—	—	NM	—	—	—	NM
Total Other Expense	32,020	31,716	33,841	26,787	20,876	11,144	53%	63,736	40,243	23,493	58%

Income (Loss) Before Income Taxes	$26,708	$28,926	$20,550	$28,544	$16,790	$9,918	59%	$55,634	$32,317	$23,317	72%

Volume
PULSE Network	$29,128,044	$27,454,173	$25,033,235	$28,364,575	$27,830,403	$1,297,641	5%	$56,582,217	$52,614,298	$3,967,919	8%
Third-Party Issuers	1,340,532	1,362,446	1,538,013	1,711,617	1,603,006	(262,474)	(16)%	2,702,978	3,148,949	(445,971)	(14)%
Diners Club International [1]	6,240,604	6,293,574	7,457,893	5,227,795	—	6,240,604	100%	12,534,178	—	12,534,178	100%

Total Third-Party Payments	$36,709,180	$35,110,193	$34,029,141	$35,303,987	$29,433,409	$7,275,771	25%	$71,819,373	$55,763,247	$16,056,126	29%

Transactions Processed on PULSE Network (000’s)	762,175	686,527	644,045	713,791	703,404	58,771	8%	1,448,702	1,324,476	124,226	9%

[1]	Volume is derived from data provided by licensees for Diners Club branded cards issued outside of North America and is subject to subsequent revision or amendment.

DISCOVER FINANCIAL SERVICES

RECONCILIATION OF GAAP TO MANAGED DATA

and

RECONCILIATION OF TANGIBLE COMMON EQUITY AND RELATED RATIOS

TO COMMON EQUITY AND RELATED RATIOS

The following pages present a reconciliation for certain information disclosed in the financial data supplement.

The data is presented on both a “managed” loan basis and as reported under generally accepted accounting principles (“owned” loan basis). Managed loan data assume that the company’s securitized loan receivables have not been sold and presents the results of securitized loan receivables in the same manner as the company’s owned loans. The company operates its business and analyzes its financial performance on a managed basis. Accordingly, underwriting and servicing standards are comparable for both owned and securitized loans. The company believes that managed loan information is useful to investors because it provides information regarding the quality of loan origination and credit performance of the entire managed portfolio and allows investors to understand the related credit risks inherent in owned loans and retained interests in securitizations. Managed loan data is also relevant because the company services the securitized and owned loans, and the related accounts, in the same manner without regard to ownership of the loans. In addition, investors often request information on a managed basis which provides a more meaningful comparison to industry competitors.

Tangible common equity (“TCE”), a non-GAAP financial measure, represents common equity less goodwill and intangibles. A reconcilation of TCE to common equity, a GAAP financial measure, is shown on the page that follows. Other financial services companies may also use TCE and definitions may vary, so we advise users of this information to exercise caution in comparing TCE of different companies. TCE and TCE as a percentage of managed assets are included because management believes that common equity excluding goodwill and intangibles is a more meaningful valuation to investors of the true net asset value of the company.

Discover Financial Services

Reconciliation of GAAP to Managed Data 1

(unaudited, dollars in thousands)

	Quarter Ended					Six Months Ended
	May 31, 2009	Feb 28, 2009	Nov 30, 2008	Aug 31, 2008	May 31, 2008	May 31, 2009	May 31, 2008
Interest Income
GAAP Basis	$857,984	$815,793	$736,006	$681,692	$612,063	$1,673,777	$1,274,865
Securitization Adjustments [1]	749,468	788,056	946,261	956,558	960,634	1,537,524	1,950,447

Managed Basis	$1,607,452	$1,603,849	$1,682,267	$1,638,250	$1,572,697	$3,211,301	$3,225,312

Interest Expense
GAAP Basis	$320,005	$312,720	$329,672	$305,643	$313,248	$632,725	$652,689
Securitization Adjustments	94,058	125,697	272,778	229,244	237,381	219,755	566,893

Managed Basis	$414,063	$438,417	$602,450	$534,887	$550,629	$852,480	$1,219,582

Net Interest Income
GAAP Basis	$537,979	$503,073	$406,334	$376,049	$298,815	$1,041,052	$622,176
Securitization Adjustments	655,410	662,359	673,483	727,314	723,253	1,317,769	1,383,554

Managed Basis	$1,193,389	$1,165,432	$1,079,817	$1,103,363	$1,022,068	$2,358,821	$2,005,730

Other Income
GAAP Basis	$1,081,120	$1,189,956	$1,568,901	$875,121	$844,892	$2,271,076	$1,820,436
Securitization Adjustments	(188,039)	(266,499)	(281,688)	(338,124)	(352,685)	(454,538)	(691,550)

Managed Basis	$893,081	$923,457	$1,287,213	$536,997	$492,207	$1,816,538	$1,128,886

Revenue Net of Interest Expense
GAAP Basis	$1,619,099	$1,693,029	$1,975,235	$1,251,170	$1,143,707	$3,312,128	$2,442,612
Securitization Adjustments	467,371	395,860	391,795	389,190	370,568	863,231	692,004

Managed Basis	$2,086,470	$2,088,889	$2,367,030	$1,640,360	$1,514,275	$4,175,359	$3,134,616

Provision for Loan Losses
GAAP Basis	$643,861	$937,813	$714,176	$364,838	$210,969	$1,581,674	$516,601
Securitization Adjustments	467,371	395,860	391,795	389,190	370,568	863,231	692,004

Managed Basis	$1,111,232	$1,333,673	$1,105,971	$754,028	$581,537	$2,444,905	$1,208,605

Total Assets
GAAP Basis	$41,518,288	$40,606,518	$39,892,382	$37,283,548	$34,020,245	$41,518,288	$34,020,245
Securitization Adjustments	23,328,536	22,625,139	25,728,094	28,349,277	28,128,332	23,328,536	28,128,332

Managed Basis	$64,846,824	$63,231,657	$65,620,476	$65,632,825	$62,148,577	$64,846,824	$62,148,577

Common Equity	$6,263,662	$5,999,351	$5,915,823	$6,000,393	$5,849,691	$6,263,662	$5,849,691
Less: Goodwill	255,421	255,421	255,421	406,958	255,421	255,421	255,421
Less: Intangibles	199,477	201,398	203,319	54,161	56,030	199,477	56,030

Total Tangible Common Equity	$5,808,764	$5,542,532	$5,457,083	$5,539,274	$5,538,240	$5,808,764	$5,538,240

Common Equity/Total Assets
GAAP Basis	15.3%	14.9%	15.0%	16.3%	17.4%	15.3%	17.4%
Securitization Adjustments	26.8%	26.5%	23.0%	21.2%	20.8%	26.8%	20.8%
Managed Basis	9.7%	9.6%	9.1%	9.2%	9.5%	9.7%	9.5%

Tangible Common Equity/Total Assets
GAAP Basis	14.1%	13.8%	13.8%	15.0%	16.4%	14.1%	16.4%
Securitization Adjustments	24.9%	24.5%	21.2%	19.5%	19.7%	24.9%	19.7%
Managed Basis	9.0%	8.8%	8.4%	8.5%	9.0%	9.0%	9.0%

Loan Receivables
Total Loans
GAAP Basis	$27,441,514	$28,034,208	$25,216,611	$21,767,483	$20,502,063	$27,441,514	$20,502,063
Securitization Adjustments	23,590,868	22,854,496	25,878,667	28,659,822	27,339,428	23,590,868	27,339,428

Managed Basis	$51,032,382	$50,888,704	$51,095,278	$50,427,305	$47,841,491	$51,032,382	$47,841,491

Discover Financial Services

Reconciliation of GAAP to Managed Data 1

(unaudited, dollars in thousands)

	Quarter Ended					Six Months Ended
	May 31, 2009	Feb 28, 2009	Nov 30, 2008	Aug 31, 2008	May 31, 2008	May 31, 2009	May 31, 2008
Average Total Loans
GAAP Basis	$28,257,484	$27,733,143	$22,945,494	$21,053,804	$19,890,330	$27,998,194	$20,702,505
Securitization Adjustments	22,875,277	24,144,702	27,761,596	27,965,279	27,581,747	23,503,015	27,461,315

Managed Basis	$51,132,761	$51,877,845	$50,707,090	$49,019,083	$47,472,077	$51,501,209	$48,163,820

Interest Yield
GAAP Basis	11.54%	11.24%	11.36%	11.41%	10.40%	11.39%	10.37%
Securitization Adjustments	13.00%	13.24%	13.71%	13.61%	13.86%	13.12%	14.21%
Managed Basis	12.19%	12.17%	12.65%	12.67%	12.41%	12.18%	12.56%

Net Principal Charge-off Rate
GAAP Basis	7.53%	6.34%	5.25%	4.76%	4.49%	6.95%	4.15%
Securitization Adjustments	8.11%	6.65%	5.68%	5.54%	5.34%	7.37%	5.04%
Managed Basis	7.79%	6.48%	5.48%	5.20%	4.99%	7.14%	4.66%

Delinquency Rate (over 30 days)
GAAP Basis	4.87%	5.04%	4.35%	3.58%	3.54%	4.87%	3.54%
Securitization Adjustments	5.32%	5.52%	4.77%	4.06%	4.01%	5.32%	4.01%
Managed Basis	5.08%	5.25%	4.56%	3.85%	3.81%	5.08%	3.81%

Delinquency Rate (over 90 days)
GAAP Basis	2.60%	2.57%	2.06%	1.73%	1.81%	2.60%	1.81%
Securitization Adjustments	2.88%	2.83%	2.27%	2.00%	2.07%	2.88%	2.07%
Managed Basis	2.73%	2.69%	2.17%	1.88%	1.96%	2.73%	1.96%

Credit Card Loans
Credit Card Loans
GAAP Basis	$25,312,764	$26,156,681	$23,814,307	$20,688,685	$19,785,414	$25,312,764	$19,785,414
Securitization Adjustments	23,590,868	22,854,496	25,878,667	28,659,822	27,339,428	23,590,868	27,339,428

Managed Basis	$48,903,632	$49,011,177	$49,692,974	$49,348,507	$47,124,842	$48,903,632	$47,124,842

Average Credit Card Loans
GAAP Basis	$26,233,044	$26,109,533	$21,658,816	$20,202,845	$19,275,733	$26,171,967	$20,206,876
Securitization Adjustments	22,875,277	24,144,702	27,761,596	27,965,279	27,581,747	23,503,015	27,461,315

Managed Basis	$49,108,321	$50,254,235	$49,420,412	$48,168,124	$46,857,480	$49,674,982	$47,668,191

Interest Yield
GAAP Basis	11.81%	11.39%	11.45%	11.45%	10.40%	11.61%	10.37%
Securitization Adjustments	13.00%	13.24%	13.71%	13.61%	13.86%	13.12%	14.21%
Managed Basis	12.37%	12.28%	12.72%	12.70%	12.43%	12.32%	12.58%

Net Principal Charge-off Rate
GAAP Basis	7.88%	6.58%	5.47%	4.92%	4.63%	7.24%	4.25%
Securitization Adjustments	8.11%	6.65%	5.68%	5.54%	5.34%	7.37%	5.04%
Managed Basis	7.99%	6.61%	5.59%	5.28%	5.05%	7.30%	4.70%

Delinquency Rate (over 30 days)
GAAP Basis	5.15%	5.32%	4.55%	3.72%	3.63%	5.15%	3.63%
Securitization Adjustments	5.32%	5.52%	4.77%	4.06%	4.01%	5.32%	4.01%
Managed Basis	5.23%	5.41%	4.66%	3.92%	3.85%	5.23%	3.85%

Delinquency Rate (over 90 days)
GAAP Basis	2.77%	2.73%	2.16%	1.81%	1.87%	2.77%	1.87%
Securitization Adjustments	2.88%	2.83%	2.27%	2.00%	2.07%	2.88%	2.07%
Managed Basis	2.82%	2.78%	2.22%	1.92%	1.99%	2.82%	1.99%

[1]

Securitization Adjustments present the effect of loan securitization by recharacterizing as securitization income the portions of the following items that relate to the securitized loans: interest income, interest expense, provision for loan losses, discount and interchange revenue and loan fee revenues. Securitization income is reported in other income.